UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 13, 2018

CYS INVESTMENTS, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-33740	20-4072657
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Totten Pond Road, 6th Floor Waltham, Massachusetts		02451
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 639-0440

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On July 13, 2018, CYS Investments, Inc. (“CYS”) issued a press release announcing that the Board of Directors of CYS has declared an interim dividend on CYS’s common stock, par value $0.01 per share, in the amount of $0.090870 per share, payable on July 30, 2018 to stockholders of record at the close of business on July 25, 2018.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Forward-Looking Statements

This Form 8-K may contain “forward-looking statements”. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Two Harbors Investment Corp. (“Two Harbors”) or CYS expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “estimate,” “plan,” “continue,” “intend,” “could,” “foresee,” “should,” “may,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Two Harbors’ and CYS’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although Two Harbors and CYS believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the companies can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication, including those related to the payment of future dividends. All such factors are difficult to predict and are beyond the control of Two Harbors and CYS, including those detailed in Two Harbors’ annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on Two Harbors’ website at http://www.twoharborsinvestment.com and on the Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov, those detailed in CYS’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on its website at http://www.cysinv.com and on the SEC’s website at http://www.sec.gov and those detailed in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed with the SEC on June 25, 2018, in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 25, 2018, by and among Two Harbors, CYS Investments, Inc. and Eiger Merger Subsidiary LLC (“Merger Sub”), pursuant to which Merger Sub will merge with and into CYS, with CYS continuing as the surviving corporation (the “Merger”). As a result of the Merger, the surviving corporation will become an indirect, wholly owned subsidiary of Two Harbors.

Each of the forward-looking statements of Two Harbors or CYS are based on assumptions that Two Harbors or CYS, as applicable, believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Two Harbors nor CYS undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Certain Information Regarding Participants in the Solicitation

Two Harbors, CYS and their respective directors, executive officers and certain other members of management and employees of Two Harbors and CYS may be deemed to be “participants” in the solicitation of proxies from the stockholders of Two Harbors and CYS in connection with the Merger. Stockholders can find information about Two Harbors and its directors and executive officers and their ownership of common stock of Two Harbors in Two Harbors’ annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Stockholders can find information about CYS and its directors and executive officers and their ownership of common stock of CYS in CYS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Additional information regarding the interests of such individuals in the Merger is included in the joint proxy statement/prospectus relating to the Merger filed with the SEC on June 25, 2018. Free copies of these documents may be obtained as described in the preceding paragraph.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed Merger, Two Harbors has filed with the SEC a registration statement on Form S-4 (which registration statement has been declared effective) that includes a joint proxy statement of Two Harbors and CYS that also constitutes a prospectus. Two Harbors and CYS also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Two Harbors and CYS with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Two Harbors will be made available free of charge on Two Harbors’ website at http://www.twoharborsinvestment.com or by directing a request to: Two Harbors Investment Corp., 575 Lexington Avenue, Suite 2930, New York, NY 10022, Attention: Investor Relations. Copies of documents filed with the SEC by CYS will be made available free of charge on CYS’s website at http://www.cysinv.com or by directing a request to: CYS Investments, Inc., 500 Totten Pond Road, 6th Floor, Waltham, MA 02451, Attention: Richard E. Cleary.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated July 13, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYS INVESTMENTS, INC.

By:	/s/ Jack DeCicco
Name:	Jack DeCicco, CPA
Title:	Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Dated: July 13, 2018

4